AQUA CARE SYSTEMS, INC.
                              11820 NW 37TH STREET
                          CORAL SPRINGS, FLORIDA 33065


                              INFORMATION STATEMENT
                                   PURSUANT TO
              SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                                  Introduction

         This information statement (this "Information Statement") is being delivered to holders of the common stock, par value $.001 per share (the "Common Stock"), of Aqua Care Systems, Inc., a Delaware corporation (the "Company"), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended to date (the "Act"), and Rule 14f-1 thereunder, in connection with the election of a majority of the board of directors of the Company pursuant to an understanding between the Company and AV, Inc., a Delaware corporation ("AV").

                      WE ARE NOT ASKING YOU FOR A PROXY AND
                    YOU ARE REQUESTED NOT TO SEND US A PROXY

         On February 22, 2001, AV commenced an offer to purchase for cash up to 900,000 shares of Common Stock at $2.25 per share on the terms and conditions set forth in the Tender Offer Statement on Schedule TO filed by AV with the Securities and Exchange Commission (the "Commission") on February 22, 2001 (as amended, the "Tender Offer"). On March 14, 2001, the Tender Offer was amended to provide that up to 1,050,000 shares of Common Stock would be purchased. The Tender Offer expired on March 28, 2001, at which time 1,614,924 shares of Common Stock had been validly tendered and not withdrawn, of which 1,050,000 were accepted for payment by AV on a pro-rata basis. On March 29, 2001, the Company announced that Norman J. Hoskin and George J. Overmeyer resigned their positions as President and Chief Executive Officer and Vice President of Finance, respectively, each effective as of April 28, 2001, in accordance with the change of control provisions of their respective employment agreements. On April 11, 2001, Norman J. Hoskin, James P. Cefaratti and David K. Lucas resigned as directors of the Company. Such individuals did not resign as a result of any disagreement on any matter relating to the Company's operations, policies or practices. On April 12, 2001, the Company announced that H. Martin Jessen, Walter Neubauer and Aref Cheval had been appointed directors of the Company by the sole remaining director, Peter Rossi, to fill the vacancies created by the resignations of Messrs. Hoskin, Cefaratti and Lucas. In addition, the Company also announced that it had entered into an employment agreement with Mr. Jessen, pursuant to which Mr. Jessen will serve as the Company's President and Chief Executive Officer. Messrs. Neubauer and Cheval are the principals of AV. Mr. Jessen is a former Vice President of USFilter. Messrs. Jessen's, Neubauer's and Cheval's service as directors of the Company will commence ten days after the Company files this Information Statement with the Securities and Exchange Commission and mails it to the Company's stockholders of record as of the close of business on April 12, 2001 (the "Record Stockholders"). The Company anticipates that this Information Statement will be mailed to Record Stockholders on April 18, 2001.

                                Voting Securities

         There were 2,994,879 shares of Common Stock outstanding as of April 11, 2001. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the Company's shareholders.

                        Directors and Executive Officers

The names and ages, along with certain biographical information (based solely on information supplied by them), of the Incoming Directors and the Continuing Director are as follows:

                     Name                          Age                        Positions
-----------------------------------------------    ---    ------------------------------------------------
H. Martin Jessen                                   54     Incoming Director, President and Chief Executive
                                                          Officer
Aref Cheval                                        37     Incoming Director
Walter Neubauer                                    69     Incoming Director
Peter C. Rossi                                     52     Continuing Director

Directors of the Company are elected to serve for a term of one year or until their successors are elected and qualify, or until their earlier death, resignation or removal. The Company's officers are appointed annually by, and serve at the pleasure of, the Board of Directors, subject to the terms of any employment agreements. Except as set forth below, each director is a citizen of the United States.

H. Martin Jessen was Vice President of Municipal Development for the Operating Services division of USFilter, a provider of commercial, industrial, municipal and residential water and wastewater treatment systems, products, and services, from 2000 through March 2001. Mr. Jessen served as Senior Vice President of USFilter, responsible for its water resources assets and governmental affairs programs, from 1997 through March 2001. Mr. Jessen was Vice President and General Manager of USFilter for the Southwest/Rocky Mountain Region of the United States from 1995 through 1997.

Aref Cheval has been a director and Secretary of AV, a corporation organized for the purpose of making an investment in the Company, since March 2000. Since 2000, he has been Chief Financial Officer and Vice-President of Business Development of Hydromatix, Inc., a manufacturer of liquid purification systems. From 1997 to 1999, he was Vice-President of International Sales for Hydromatix. From 1989 to 1997, Mr. Cheval was Chief Executive Officer of Water Engineering Technologies, Inc. in Karachi, Pakistan. Mr. Cheval is a citizen of Pakistan.

Walter Neubauer has been a director and President of AV since March 2000. Since 2000, Mr. Neubauer has been Chief Executive Officer of Conesys, Inc., a manufacturer of military inter-connect devices. From 1998 to 2000, he was Chairman of the Board and Chief Executive Officer of Aero-Electric Connectors, Inc., a manufacturer of military inter-connect devices. From 1996 to 1998, Mr. Neubauer was President of Ordnance Products, Inc., a military ordnance manufacturer.

Peter C. Rossi has been a director of the Company since July 1999. He has been employed by Bloomingdale Properties, Inc., a private investing company, since 1983, having served as its Treasurer since 1985. From 1979 to 1983, Mr. Rossi was a Manager at the accounting firm of Deloitte and Touche. Mr. Rossi is a Certified Public Accountant.

Each director, who is not an employee of the Company, receives directors' fees at the rate of $1,500 per month. On February 28, 2000, the Board of Directors approved a severance arrangement for its outside directors. Any outside director who is removed as a member of the Board of Directors would receive twelve months of directors' fees, currently $18,000, payable at the time of removal. Messrs. Cefaratti and Lucas received such severance in connection with their respective resignations on April 11, 2001. Additionally, each director is granted options under the terms of the 1994 Outside Directors' Stock Option Plan to purchase 5,000 shares of Common Stock on the last business day of the year preceding the first Board of Directors meeting of each new calendar year at the then current bid price, subsequent to serving one full calendar year as a director. Such options are exercisable over the subsequent ten years and are fully vested at the date of grant.

On April 1, 2000, the Company entered into six-month consulting agreements with two members of the Company's Board of Directors, James P. Cefaratti and David K. Lucas. The agreements provided for minimum monthly payments of $1,000 each and were cancelable subsequent to the initial six months, with thirty days written notice by the Company or the consultants. Consulting fees, pursuant to these agreements, aggregated $21,000 for the year ended December 31, 2000. These agreements were terminated in connection with the resignations of Messrs. Cefaratti and Lucas in April 2001.

Board and Committee Meetings

The Board of Directors of the Company held thirteen meetings during 2000. Each director attended or participated in all of the Board of Directors meetings and applicable committee meetings during the term of his directorship.

The Board of Directors has an Audit Committee whose members during 2000 were James P. Cefaratti, David K. Lucas and Peter C. Rossi. The Audit Committee is responsible for approving the engagement of the Company's independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, reviewing the scope and nature of the services provided by the independent public accountants and reviewing the independence of the independent public accountants. The Board of Directors has not adopted a written charter for the Audit Committee. The Audit Committee met one time during 2000. The Company believes that each member of the Audit Committee during 2000 was an independent director within the meaning of Rule 4200(a)(14) of the National Association of Securities Dealers listing standards. The new members of the Audit Committee will be determined after April 28, 2001.

The Board of Directors has a Compensation Committee whose members during 2000 were James P. Cefaratti, David K. Lucas and Peter C. Rossi. The Compensation Committee oversees all aspects of the Company's executive compensation policies and practices, subject to applicable employment agreements. The Compensation Committee met two times during 2000. The new members of the Compensation Committee will be determined after April 28, 2001.

The Board of Directors has a Nominating Committee whose members during 2000 were Norman J. Hoskin and James P. Cefaratti. The Nominating Committee nominates the persons the Board of Directors puts forward each year to be elected as directors of the Company. The Nominating Committee met one time during 2000. The Nominating Committee took no action regarding the appointments of Messrs. Jessen, Cheval or Neubauer to the Board. The new members of the Nominating Committee will be determined after April 28, 2001.

The Board of Directors has an Executive Committee whose members during 2000 were Norman J. Hoskin and James P. Cefaratti. The Executive Committee is responsible for nominating the persons the Board of Directors appoints each year as officers of the Company. The Executive Committee met one time during 2000. The new members of the Executive Committee will be determined after April 28, 2001.

                             Executive Compensation

Summary Compensation Table

The following table sets forth information for the years ended December 31, 2000, 1999 and 1998, representing compensation earned by the Chief Executive Officer of the Company and any other executive officer who earned in excess of $100,000 during such periods (the "Named Executive Officers"), in all capacities in which they served.

                                                                                                Long-Term
                                                                                               Compensation
                                                                           Other Annual          Number of
   Name and Principal Positions      Year       Salary           Bonus     Compensation      Options Granted
---------------------------------    ----      --------          -----     ------------      ---------------
Norman J. Hoskin(1)                  2000      $ 97,627            --       $ 6,000(4)             65,000
    Chairman of the Board,
    President and Chief Executive
    Officer and Treasurer
William K. Mackey(2)                 2000      $464,912(2)         --       $ 7,200(4)                --
    Chairman of the Board,           1999      $155,000       $25,000(3)    $ 7,200(4)                --
    President and Chief Executive    1998      $155,000       $86,800(3)    $ 7,200(4)            100,000(2)
    Officer and Treasurer

--------------

(1) Mr. Hoskin replaced Mr. Mackey as President and Chief Executive Officer and Treasurer in February 2000. Mr. Hoskin resigned as President and Chief Executive Officer on March 29, 2001, effective April 28, 2001. In connection with such resignation, Mr. Hoskin was paid $250,000 in severance as required by his employment agreement.
(2) Mr. Mackey resigned from all positions held with the Company in February 2000. In connection therewith, the Board of Directors agreed to pay him $480,000 in equal installments of $40,000 per month beginning April 1, 2000, and extend all of his options to purchase the Company's Common Stock to December 31, 2000, at which time the options expired.
(3) Represents bonuses earned based upon parameters set forth in Mr. Mackey's Employment Agreement.
(4)      Represents a monthly automobile expense allowance of $600.

Stock Option Grants in 2000

The following table contains information concerning the grant of stock options to the Named Executive Officers in the fiscal year ended December 31, 2000:

                                                                       Individual Grants
                                                 ---------------------------------------------------------------
                                                 Number of Securities     % of Total Options
                                                 Underlying Options       Granted to Employees      Exercise Per
    Price Name             Expiration Date           Granted                In Fiscal Year            Share
-------------------        ---------------       --------------------     --------------------      ------------
Norman J. Hoskin(1)        July 21, 2010               15,000                     8.3%                 $2.35
                           October 1, 2010             50,000                    27.8%                 $1.38
William K. Mackey                 --                     --                        --                    --

--------------
(1) Mr. Hoskin replaced Mr. Mackey as President and Chief Executive Officer and Treasurer in February 2000. Mr. Hoskin resigned as President and Chief Executive Officer on March 29, 2001, effective April 28, 2001. The options set forth above expire 90 days after the effective date of Mr. Hoskin's resignation, i.e. on July 27, 2001.

Stock Option Exercises in 2000 and Option Values at December 31, 2000

The following table provides information with respect to options exercised by the Named Executive Officers during 2000 and the number and value of securities underlying unexercised options held by the Named Executive Officers at December 31, 2000:

                                                                          Number of Securities
                                                                     Underlying Unexercised Options
                                                                          at December 31, 2000
                                                                     ------------------------------
                                                                                                         Value of Unexercised
                               Shares Acquired                                                           In-the-Money Options
Name                           On Exercise         Value Realized    Exercisable      Unexercisable      at December 31, 2000
-------------------            ---------------     --------------    -----------      -------------      --------------------
Norman J. Hoskin(1)                    --                --            31,250            65,000                   --
William K. Mackey                      --                --              --                --                     --

--------------

(1) Mr. Hoskin replaced Mr. Mackey as President and Chief Executive Officer and Treasurer in February 2000.

Employment Agreements

On August 7, 1997, the Company entered into a five-year employment agreement with William K. Mackey, Chairman of the Board, President, Chief Executive Officer and Treasurer. The Agreement provided that Mr. Mackey would receive an annual base salary of $155,000, plus a bonus, if any, as determined by the Board of Directors. Mackey resigned from all positions held with the Company on February 28, 2000. In accordance with such resignation, the Board of Directors agreed to pay him $480,000 in equal installments of $40,000 per month beginning April 1, 2000, and extend all of his options to purchase the Company's Common Stock through December 31, 2000, at which time the options expired.

On October 1, 2000, the Company entered into two-year employment agreements with each of Norman J. Hoskin and George J. Overmeyer, the Company's President/Chief Executive Officer and Vice President of Finance, respectively. The agreements provided for annual base salaries of $125,000 and $100,000, respectively, plus bonuses, if any, as determined by the Board of Directors. Pursuant to the terms of the employment agreements, Messrs. Hoskin and Overmeyer were each granted options to purchase 50,000 shares of the Company's Common Stock, at an exercise price of $1.38 per share. Such options vest over a two-year period and have a term of ten years from the date of the grant.

The employment agreements also entitled Messrs. Hoskin and Overmeyer to terminate their agreements within six months following a change of control of the Company (as defined in their respective agreements) and receive severance payments equal to the greater of the remaining base salary payments due for the remaining term of such employment agreements or an amount equal to (i) two times their base salaries then in effect, plus (ii) their last bonuses. On March 29, 2001, both Messrs. Hoskin and Overmeyer announced that they had elected to exercise this right of termination and were resigning as officers of the Company, effective April 28, 2001. The total amount of severance paid to Messrs. Hoskin and Overmeyer aggregated $450,000.

On April 11, 2001, the Company entered into a three-year employment agreement with H. Martin Jessen, pursuant to which Mr. Jessen will serve as the Company's President and Chief Executive Officer. The agreement provides for annual base salaries of $200,000, $250,000 and $300,000 through the three-year term, plus bonuses as determined by the Board of Directors. Pursuant to the employment agreement, Mr. Jessen was granted an option to purchase 300,000 shares of Common Stock at an exercise price of $2.25 per share. The option vests according to the following schedule: 100,000 shares vest on the date of grant; 100,000 shares vest on the first anniversary of the date of grant; and 100,000 shares vest on the last day of the term of the employment agreement. The option has a term of ten years from the date of grant. The agreement provides that if Mr. Jessen is terminated within 180 days of a change in control of the Company, he is entitled to receive a severance payment equal to three times his annual salary.

Outside Directors' Plan and Performance Equity Plan.

At December 31, 2000 the Company has two stock option plans, which are described below.

Outside Directors' Plan. The Company's shareholders have adopted the 1994 Outside Directors' Stock Option Plan (the "Outside Directors' Plan") for the Company's directors who are not employees or officers of the Company or its subsidiaries ("Eligible Directors") or rendering advisory service to the Board of Directors. The Outside Directors' Plan provides for up to 400,000 shares of Common Stock to be issued, and provides for the grant of non-qualified stock options ("NQSOs") which have an exercise period extending for ten years from the date of the grant. The purchase price of the shares of Common Stock covered by each option granted under the Outside Directors' Plan is the fair market value of the shares as of the date of grant. Each Eligible Director who is newly-elected is granted an option to purchase not less than 2,500 and not more than 12,500 shares of the Common Stock of the Company on the date such director is initially elected or otherwise selected to the Board of Directors. The exact amount is determined by the directors serving prior to the effective date of the Outside Directors' Plan. All Eligible Directors are granted options to purchase 5,000 shares of the Common Stock of the Company on each December 31, if such Eligible Director has completed a full year of service as a member of the Board of Directors of the Company. As of April 28, 2001, Mr. Rossi will be the only Eligible Director.

Performance Equity Plan. On May 13, 1991, the Company's stockholders adopted the 1991 Performance Equity Plan (the "Performance Equity Plan"). The Performance Equity Plan provides for up to 2,000,000 shares of Common Stock to be issued. The Performance Equity Plan provides for the grant of a variety of incentive awards to officers, key employees, consultants and independent contractors of the Company. The Performance Equity Plan authorizes the grant of incentive awards which may consist of stock options, restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards. The Performance Equity Plan expires at the close of business on May 13, 2001, unless sooner terminated; provided however that all awards previously granted shall remain outstanding for the respective terms of such awards. Officers, directors, and other key employees and prospective employees and consultants and independent contractors who perform services for the Company or any of its subsidiaries, (but excluding members of the stock option committee and any person who serves as a director only), ("Eligible Persons"), are eligible to receive awards under the Plan. The Performance Equity Plan is administered by the Board of Directors or the Compensation and Stock Option Committee (the "Committee") appointed by the Board of Directors, which determines the persons to whom awards will be granted, the number of awards to be granted and the specific terms of each grant, subject to the provisions of the Performance Equity Plan. Outstanding Awards. Options to purchase an aggregate of 459,100 shares of the Company's Common Stock have been granted and are outstanding as of February 28, 2001, under the Outside Directors' Plan and Performance Equity Plan as follows:

                                                   Number of Shares                Option Price Range
                                                   ----------------                ------------------
Outstanding at January 1, 1999                           612,600                      $1.19 - $20.00
Granted                                                  112,400                      $1.00 - $1.63
Cancelled                                                (16,900)                     $1.00 - $1.75
                                                   ----------------
Outstanding at December 31, 1999                         708,100                      $1.00 - $20.00
Granted                                                  195,000                      $1.13 - $2.35
Cancelled                                               (459,000)                     $1.00 - $16.00
                                                   ----------------

Outstanding at December 31, 2000                         444,100                      $1.00 - $20.00
Granted                                                   15,000                      $1.13

Outstanding at February 28, 2001                         459,100                      $1.00 - $20.00
                                                   ================

At December 31, 2000 and 1999, 200,482 and 575,830 options with weighted average option prices of $2.44 and $3.50, respectively, were exercisable.

In January 2001, certain employees of the Company were granted options to purchase a total of 15,000 shares of Common Stock at $1.13 per share (market value at the date of grant). The above options expire ten years from the date of grant, and are exercisable one-third each year beginning one year from the date of grant.

401(k) Plan

In January 1994, the Company adopted a 401(k) employee savings and retirement plan. Pursuant to the Plan, the Company may elect to match each employee's contribution to the Plan at the rate of 50% in Company Common Stock. The Common Stock is restricted stock and vests over a two-year period on a quarterly basis. During 2000 and 1999, the Company contributed 71,732 and 99,193 shares of restricted Common Stock valued at $52,955 and $64,933, respectively.

         Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as to the number of shares of Common Stock beneficially owned as of April 11, 2001, by (i) each person who is believed by the Company to be a beneficial owner of more than 5% of the outstanding Common Stock of the Company; (ii) each Incoming Director, Outgoing Director and Continuing Director of the Company; (iii) each Named Executive Officer; and (iv) all Incoming Directors, Continuing Directors and executive officers of the Company as a group.

                                                             Number of Shares         Percentage of Common
        Name and Address of Beneficial Owner(1)                    Owned                    Stock(2)
---------------------------------------------------          ----------------         --------------------
H. Martin Jessen(3)                                                100,000                    3.2%
Aref Cheval(4)                                                       --                       *
Walter Neubauer(4)(5)                                            1,184,900                   39.6%
Peter C. Rossi(6)                                                  486,543                   16.2%
Norman J. Hoskin(7)                                                104,595                    3.4%
James P. Cefaratti(8)                                               41,250                    1.4%
David K. Lucas(9)                                                   35,569                    1.2%
William K. Mackey                                                    8,396                    *
AV, Inc.(4)                                                      1,184,900                   39.6%
Bruce Galloway(10)                                                 211,200                    7.1%
David J. Painter(11)                                               166,300                    5.6%
Incoming Directors, Continuing Director and executive            1,964,663(12)               58.4%
officers, as a group, (six persons)

Except as set forth below, all shares of Common Stock are directly owned and the sole investment and voting power are held by the entities noted.

--------------
(1) Except as otherwise set forth, the address for these individuals is 11820 NW 37 Street, Coral Springs, FL 33065.
(2) Based upon 2,994,879 shares of Common Stock issued and outstanding as of April 11, 2001, along with shares of Common Stock which such individuals have the right to acquire within sixty days of April 11, 2001.
(3)      Represents an option to purchase 100,000 shares of Common Stock.
(4)      The address for this person is 548 Amapola Avenue, Torrance, California
         90501.
(5) Represents 1,184,900 shares of Common Stock held by AV, Inc. As the majority shareholder, President and director of AV, Inc. Mr. Neubauer may be deemed the beneficial owner of such shares.
(6) The address for this person is 641 Lexington Avenue, 29th Floor, New York, NY 10022. Includes 471,543 shares of Common Stock of which the named person has shared dispositive power and options to purchase 15,000 shares of Common Stock.
(7)      Includes options to purchase 96,250 shares of Common Stock.
(8)      Includes options to purchase 41,250 shares of Common Stock.
(9)      Includes options to purchase 25,000 shares of Common Stock.
(10) The address for this person is 1325 Avenue of the Americas, 26th Floor, New York, NY 10019. Includes 211,200 shares of Common Stock of which the named person has shared dispositive power. The information contained herein is based on a Schedule 13D filed by such person with the Securities and Exchange Commission.
(11) The address for this person is 1301 Bay Street, Beaufort, SC 29902. The information contained herein is based on a Schedule 13D filed by such person with the Securities and Exchange Commission.
(12)     Includes options to purchase 199,875 shares of Common Stock.
(*)      Less than 1%.

                 Certain Relationships and Related Transactions

On April 1, 2000, the Company entered into six-month consulting agreements with two members of the Company's Board of Directors, James P. Cefaratti and David K. Lucas. The agreements provide for minimum monthly payments of $1,000 each and are cancelable subsequent to the initial six months, with thirty days written notice by the Company or the consultants. Consulting fees, pursuant to these agreements, aggregated $21,000 for the year ended December 31, 2000. These agreements were terminated in connection with the resignations of Messrs. Cefaratti and Lucas in April 2001.

On April 11, 2001, the Company entered into a three-year employment agreement with H. Martin Jessen, the Company's President and Chief Executive Officer. The agreement provides for an annual base salaries of $200,000, $250,000 and $300,000 through the three-year term, plus bonuses, as determined by the Board of Directors. Pursuant to the employment agreement, Mr. Jessen was granted an option to purchase 300,000 shares of Common Stock at an exercise price of $2.25 per share. The option vests according to the following schedule: 100,000 vest on the date of grant; 100,000 shares vest on the first anniversary of the date of grant; and 100,000 shares vest on the last day of the term of the employment agreement. The option has a term of ten years from the date of grant. The agreement provides that if Mr. Jessen is terminated within 180 days following a change in control of the Company, he is entitled to receive a severance payment equal to three times his annual salary.

             Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Corporation's directors and executive officers and persons who beneficially own more than ten percent of the Common Stock (collectively, the "Reporting Persons") to file with the Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of the Common Stock. Reporting Persons are required to furnish the Corporation with copies of all such reports. To the Corporation's knowledge, based solely on a review of copies of such reports furnished to the Corporation and certain representations of the Reporting Persons, the Corporation believes that during the 2000 fiscal year all Reporting Persons complied with all applicable Section 16(a) reporting requirements.

                                Legal Proceedings

The are no material proceedings to which any Outgoing Director, Continuing Director, Incoming Director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Date:    April 17, 2001                               AQUA CARE SYSTEMS, INC.


                                                      /s/ Peter C. Rossi
                                                      Peter C. Rossi
                                                      Director